November 7, 2024

Edgardo Khafif
Chief Executive Officer
Raghsa S.A.
Cecilia Grierson 255, Floor 9
C1107BHA, City of Buenos Aires
Argentina

       Re: Raghsa S.A.
           Application for Qualification of Indentures on Form T-3 Filed October 29, 2024
           File No. 022-29117
Dear Edgardo Khafif:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Christopher C. Paci, Esq.